December 17, 2015

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Acceleration Request for Naked Brand Group Inc.
Registration Statement on Form S-1
File No. 333-207110

Requested Date: December 17, 2015
Requested Time: 4:00 p.m., Washington, D.C. time

Ladies and Gentlemen:

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters, hereby join Naked Brand Group Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-207110) (the “Registration Statement”) to become effective at 4:00 p.m. (Washington, D.C. time) on Thursday, December 17, 2015, or as soon as practicable thereafter.

            Pursuant to Rule 418(a)(7) and Rule 460 under the Act, please be advised that from November 19, 2015 through the date hereof, the undersigned effected the distribution of approximately 563 copies of the preliminary prospectus to 2 underwriters and 561 broker-dealers, institutions and others.

            The undersigned advise that they have complied with, and will continue to comply with, the requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

NOBLE FINANCIAL CAPITAL MARKETS,
as Representative of the several Underwriters

By: /s/ Nico Pronk
Name: Nico Pronk
Title: President and CEO

DAWSON JAMES SCECURITIES, INC., as
Representative of the several Underwriters

By: /s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: Chief Executive Officer